Invest in Billbox, Inc.

Incentivized medical payments, made for patients.



Billbox
Launching 2021
9:41
trybillbox.com
Billbox
Hey Jimmy
Take advantage of credit reporting by paying your bills in-full, and on time.
Bills Due
History
Dr. Wilson
$22
Due January 3, 2021
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Dr. Black
$22
Past Due: November 16, 2020
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TRYBILLBOX.COM LOS ANGELES CA

Technology | Software | Software | Saas | Fin Tech

ABOUT | UPDATES 0 | REVIEWS 9 | ASK A QUESTION 0

Why you may want to invest in us...

1. 📈 Early Traction: We already have a commit from a Pediatric Care clinic as our first BETA partner
2. 👩‍💻Woman founder with 10 years startup experience in product design and web strategy
3. 💊Med-tech is a booming industry
4. ⚡Moving fast: went from idea, to company, to website, to partnership, to Seed round in > 6 months.
5. 💰VC-backed business

Why investors ❤️ us

WE'VE RAISED $257,900 SINCE OUR FOUNDING



I love the simple yet effective solution that Billbox Inc proposes for medical payments. Coming from a world with universal healthcare, I have always found that the current system in the US is hard to navigate and unnecessarily complex. Addressing parts of the system and providing a simple solution that both benefits providers and patients is smart with a creative twist.

I can't think of a more capable person than Lex to lead this company from an idea to a solution in a focused, passionate way. I have watched her progress from "this is a problem" to "here is a solution in the form of a sustainable business".

Ana Garcia Jimenez Technical Program Manager at Tally Inc

LEAD INVESTOR | INVESTING $5,000 THIS ROUND & $5,000 PREVIOUSLY



Lex is a deeply capable and resilient person. Not only is her product necessary to making medical billing more equitable, she is absolutely the best person to responsibly and successfully lead this idea into the world. Her passion, grit and competence make her an excellent founder.

Genevieve Gaudet ☆



Lex is one of the most driven and talented people I've come to know in recent years. In addition to having a sharp eye for visual and UX design, she always takes a thoughtful, people-first approach to solving problems and Billbox is a result of that. Lex seeks to alleviate issues that have arisen from a system that is broken and is striving to aid people who are struggling. She's managed to take an idea she truly is passionate about, has made it into a reality within a matter of weeks. With her empathy, dedication, experience, and knowledge on the subject matter, Billbox is surely to succeed under her leadership.

Joey Lamelas ☆



Alexis is a talented marketing professional with outstanding top level vision beyond her functional discipline. She has improved the quality and performance of my startup's team through her leadership. Alexis joined me during the design element of our MVP and immediately improved the customer fit and business structure with her ability to consider her role and the big picture. When our team grew Alexis was a natural leader coaxing new members to engage in the conversation and helping to convey the vision. Today still I rely on her insights to help shape direction for our B2B saas platform. When I learned about Billbox I was inspired by the concept and her practical, simple yet elegant approach to improving the problem. I have already invested my skills and time into her and the project and would be honored to participate further.

Grady Teske ☆

Our team



Lex Oiler
CEO at Billbox
10 years working in tech as a product designer and web strategist. Holistic health coach + eating disorder peer coach. Mom.





Evan Robinson
Chief of Staff at Billbox
NYU graduate. Worked and organized political and policy campaigns. Experience in media and marketing.





Josue Martinez
Design at Billbox
Successfully delivered experiences that have met the needs of users in the edtech, healthcare, human resource systems and fintech product spaces.



Downloads

updated billbox patient prototype.mov

Story





Billbox
Pitch Deck - 2020
Incentivized medical payment portal made for patients

Built For Patients
Built By Patients
Our Mission
At Billbox, we're transforming medical billing. The existing system just isn't working. It's not only hurting the financial health of our patients; but also, their physical health. And health is our priority.
By pivoting to a patient-focused platform, we make paying medical bills easier and more rewarding. And healthcare professionals get paid faster. It's a win-win.

THE PROBLEM

The existing medical billing system isn't working. Medical professionals aren't getting paid. Patients are going into debt tanking their credit score. Which puts them in a terrible debt/health cycle. It's a lose-lose system.

Why? That's what I kept asking myself and thats when I came up with Billbox.

"

I feel this problem so much. I also have ADD, have also had small bills go to collections without me realizing it. This year I bought a house, and an old $60 bill from 2013 almost put my mortgage at risk.

Male, 33, San Francisco

We have an opportunity to solve a really big problem

$48B	64%	56%
MEDICAL DEBT IN COLLECTIONS	MEDICAL DEBT UNDER $5K	OF PEOPLE HAVE MEDICAL DEBT IN COLLECTION

Medical debt has been growing further during the pandemic, rising 7% from the end of last year and just over 3% from when the pandemic started, Credit Karma says. Experts expect it to continue to rise in the coming months since there's a 180-day lag before unpaid medical debts can show up on consumers' credit reports, chief people officer at Credit Karma.

https://www.usatoday.com/story/money/2020/09/18/unemployment-americans-face-45-b-worth-medical-debt-...

WHAT'S BILLBOX?

Billbox is a digital solution that makes it easier for patients to pay medical bills while improving their credit. Healthcare professionals get paid faster and patients can improve their financial health while improving their physical health.

A win-win situation.

WHY DON'T PEOPLE PAY?

Didn't Know Bill Existed	Forgot To Pay	Process To Pay Was Too Hard	Lack Of Funds

Billbox solves this by a modern notification & billing system, offering a simple way for patients to request a payment plan, and using this as an opportunity to improve our patients holistic health by reporting to credit bureaus.

"A recent TransUnion survey found that more than 70 percent of residents would be more likely to pay their rent on time if their property manager reported their payment to the credit bureaus."

https://www.landlordtalking.com/tips/tenants-want-landlords-to-report-rent-payments/


HOW IT CURRENTLY WORKS
Patient Goes To Doctor
Healthcare Provider Mails A Bill
Patient Has Stamps, Envelopes & Checks: Bill Is Paid
Patient Does Not Have Stamps, Envelopes & Checks: Bill Is Not Paid
Provider Sells Debt To Collection Agency for 3-5%
Patients Credit Score Goes Down
Patient Credit Score Is Not Impacted
Patient Pays
Patient Never Pays


HOW BILLBOX WORKS
Patient Goes To Doctor
Doctor Sends Invoice via Billbox
Patient is notified with a text message and email
Patients pays online using credit card, Apple Pay, or Paypal
Billbox Reports Paid Bills Credit Bureaus
Patient Credit Score Improves
You keep using your existing billing platform, we just come in to handle the patient-responsibility part.


Billbox
Hey Jimmy
Dr. Wilson
$22
Pay
View Details
Dr. Black
$22
Pay Now
View Details
0:07 / 0:19


Patient Experience
Billbox
Dr. Wilson
$22
View Bill
Payment Methods
New card
*This mockup is for demo purposes only and is not a final design

Healthcare professionals can't just rely on insurance payments anymore

$6K+
AVERAGE OUT-OF-POCKET MEDICAL EXPENSES/FAMILY/YEAR *AFTER INSURANCE*

88%
INCREASE IN PATIENT RESPONSIBILITY BETWEEN 2012-2017

83%
PRACTICES WITH LESS THAN 5 PRACTITIONERS REPORTED SLOW PAYMENT IS THEIR TOP CHALLENGE

"The patient portion has gone up, and that's why we want to customize this so that patients have more options to pay in full," Leslie Richard, CHI's national director of revenue cycle, said in an interview.

Healthcare Provider Value Prop
(this is what they're saying)

"Paid In Full" > Selling to collection agencies for 3-5%

They get to clear the debts on their books and help their patients out.

New patient acquisition & retention

Less work than following up via email/phone, upload invoice once- we handle the reminders.

We already have a commit from a Pediatric Care clinic that has $100k of medical debt we can acquire now, representing over 100 families, and they will partner with us on future debts as well

---

Healthcare Professional Experience

IDENTIFYING OPPORTUNITIES IN THE MARKET

Credit Reporting (for good!)



Streamlining Medical Billing



Incentivized Healthcare



Pushing the limits

We continuously are asking "why" and "why not?" when faced with blockers. Billbox was created to breakdown systems that haven't been working, even if we've been using them for a long time.

What Are We Doing Here?

With Integrity

We define Integrity as integrating our beliefs with our actions. We believe peoples physical health matters more than their financial health, but understand how interconnected those things are. We provide a way for our users to improve both.



Collection agencies don't need to be the answer to getting people to pay medical bills. Credit reporting doesn't need to just be used for reporting the bad stuff. If we can improve people's credit via medical bills, we create a healthier society.



OK, BUT WHO IS THIS GIRL??

10 years in the tech industry,
primarily with startups.

Product Designer, entrepreneur, web
strategist.

Holistic health coach &
eating disorder peer coach

Mom

How We Make Money

$5,000
IMPLEMENTATION FEE
Waived for early adopters*

$300
MONTHLY SERVICE FEE
Waived for early adopters*

15%
TRANSACTION FEE
of all paid in full bills. If we do not collect, provider does not pay.

*First 50 Providers

Do These Numbers Seem Too Ambitious?
We Don't Think So, But Are Prepared To Pivot.

This is calculating opportunity just within family physicians.
Should they not adopt the way we project they will- we will also
expand to other verticals such as: hospitals, specialists, radiology, etc.

In August, consumer finance company Credit Karma conducted an analysis of nearly 20 million members in the U.S. and found that they have a total of $45 billion of medical debt in collections, which averages to about $2,200 of debt per member.

https://www.usatoday.com/story/money/2020/09/18/unemployment-americans-face-45-b-worth-medical-debt-...



Thank you!
We're really excited to tackle this problem that impacts so many Americans. Our vision is that 5 years from now, collection agencies will be obsolete when it comes to medical debt.

Billbox addresses people's physical, mental, and financial health- all in one place... reversing the debt/health cycle and improving their futures. We would love to have you come with us on this journey.

Website
trybillbox.com

Email
lex@trybillbox.com

Investor Q&A

+ EXPAND ALL

What does your company do? ˅

Billbox is a medical billing solution that handles the patient-responsibility part for healthcare professionals. We send friendly text reminders instead of paper mail, make it easy to pay online from any device, and then reward patients by reporting paid bills to credit bureaus to help improve their score.

Where will your company be in 5 years? ˅

We hope to be in 15% of family physicians processes and have begun expanding to hospitals, specialists, and radiology. Five years from now, I want medical debt being sold to a collection agency to be obsolete- something we are shocked we ever did. These projections cannot be guaranteed.

Why did you choose this idea? ˅

I have personally been impacted by medical bills going to collections and impacting my credit score. Every time it's been because I didn't get the bill, or did but forgot to go get a check and mail it. After talking to other people about it, I realized I wasn't alone in this. It wasn't something wrong with ME, it's something wrong with the system.

How far along are you? What's your biggest obstacle? ˅

We have secured a commit with a pediatric care clinic and can acquire their $100k in convertible debt now as our test market. Right now our biggest obstacle is: we need money for hiring engineers to get our BETA up by Spring 2021 and for acquiring the licenses to report to credit bureaus on behalf of medical professionals. We then will need to hire sales people to get into 50 offices by the end of 2021.

Who competes with you? What do you understand that they don't? ˅

Billbox's competitors are the medical billing platforms (MyChart or Kareo), incentivized healthcare platforms (Oscar or Sempre Health), and Medical Collection Agencies. At Billbox we aim to streamline all of these processes and report paid bills to credit bureaus, not just the unpaid bills. Through our platform, doctors will collect more money, while preventing the financial health decline of their patients, and patients are rewarded, through good credit reporting, for seeing and paying their doctors.

How will you make money? ˅

Implementation fees to cover our costs of integrating with a practice. Collecting a percentage of paid-in-full bills for our profits.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ˅

The biggest risk is absolutely around data security and preventing any breaches. We need to be as secure as the best healthcare companies and the best fintech companies. It's the main reason we are fundraising while still being pre-product/pre-revenue.